Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
Web www.premier-oil.com

Telephone + 44 (0)20 7730 1111
Facsimile + 44 (0)20 7730 4696
Telex 918121
Email Premier@Premier-oil.com

PremierOil

RECEIVED
2004 APR 22 A 9:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

15th April 2004

04024505

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

SUPPL

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 14th April 2004

"Criollo Well – Drilling Update"

Yours faithfully,

Stephen Huddle
Company Secretary

PROCESSED
APR 22 2004
THOMSON
FINANCIAL

Enc.

dlw 4/22

Draft 5, 10.00 14.4.2004
Strictly Private and Confidential

PREMIER OIL PLC
("Premier")

Criollo Well – Drilling Update

The Criollo-1 well, 20/10b-5, located in licence P1048 in the Moray Firth in the North Sea, commenced drilling on 18 March 2004. The objective of the well was to test a stratigraphic pinch-out prospect in the Esk Trough, east of the Buzzard field.

The well proved the presence of Upper Jurassic sandstones but with only a trace of hydrocarbons. It has been plugged and abandoned.

A further prospect, structurally rather than stratigraphically defined, will now be evaluated.

Charles Jamieson, Chief Executive of Premier, said:

"This well was always high risk high reward but unfortunately not all of the factors for success were present in this case. However, finding Upper Jurassic sandstones will improve the chances of another prospect on the licence should the joint venture decide to drill a second well.

We are pressing ahead with the rest of our 18 well programme in 2004 - this was the first well of that programme to complete."

14 April 2004

ENQUIRIES:

Premier Oil plc — **Tel: 020 7730 1111**
Charles Jamieson
John van der Welle

College Hill — **Tel: 020 7457 2020**
James Henderson

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia, and Pakistan. Exploration and appraisal is ongoing in the UK, Indonesia, Philippines, West Africa (Mauritania, Guinea Bissau and Gabon) and South Asia (Pakistan and India).

The current partners and interests in licence P1048 are:

	Licence P1048
Premier Oil Exploration Ltd (Operator)	50%
Intrepid Energy Beta Ltd	30%
First Oil Expro Ltd	15%
Reach Exploration Ltd	5%